Mail Stop 4561

August 13, 2009

Robert N. Brisco
Chief Executive Officer
Internet Brands, Inc.
909 North Sepulveda Blvd.
El Segundo, CA 90245

Re: Internet Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
File No. 001-33797

Dear Mr. Brisco:

    We have reviewed your response letter dated July 14, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 16, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Consolidated Statements of Operations, page 48

1. We note your response to prior comment No. 1. Please explain why you have not presented a computation of diluted earnings per share for the Class B shares. In this regard, while the computation of diluted earnings per share for the Class A shares should assume conversion of the Class B shares, diluted earnings per share for the Class B shares should not assume conversion of those shares. We refer you to paragraph 61.d. of SFAS 128. In addition, please revise the disclosures in your future quarterly filings to comply with paragraph 40 of SFAS 128.

2. We note that you have included "total" stock-based compensation expense on the face of your statement of operations. Please revise future filings to remove the subtotal from the face of your statements of operations. You may present this

information in the notes to the financial statements or within your MD&A section. We refer you to the guidance in SAB 107.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page 58

3. We note from your response to prior comment No. 3 that you will disclose your accounting policy for cost of revenues in future filings. Tell us your consideration of including parenthetical disclosure within the line item cost of revenues on the face of the statements of operations to indicate that cost of revenues is presented exclusive of depreciation and amortization expense. We refer you to SAB Topic 11.B.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief